Addendum to Appendix A
to
Master Custodian Agreement
State Street Bank and Trust Company

Listed below are Funds that are entitled to receive custodial services from State Street Bank and Trust Company under the Master Custodian Agreement dated December 1, 2000, and which will pay annual fees to State Street Bank and Trust Company pursuant to the Agreement.

Calvert SAGE Fund

        Calvert Large Cap Value Fund

Date: ______________, 2008